NO ACT

DC
PE
12-14-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08020281

RECD S.E.C
JAN 0 7 2008
1086

January 7, 2008

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, R VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A'8
Public Availability: 1/7/2008

Re: Verizon Communications Inc.
Incoming letter dated December 14, 2007

Dear Ms. Weber:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposal submitted to Verizon by Robert H. Calves. We also have received a letter from the proponent dated December 17, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert H. Calves
P.O. Box 967
Urbanna, VA 23175

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 14, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2008 Annual Meeting
Shareholder Proposal of Robert H. Calves

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Robert H. Calves (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2008 proxy materials.

I. Introduction.

On November 15, 2007, Verizon received a letter from the Proponent containing the following proposal:

Be It Resolved: *That the Board of Directors adopts the following policies:*

1. *Verizon and/or its contractors will not access any private property without first researching in the official local land records the ownership of the property and contacting the owner at least forty-eight hours in advance.*

2. *Unless the property owner has ordered Verizon service and that fact has been verified, Verizon and/or its contractors will not cross any private property without having first established a legal easement and without using land surveying to mark and establish the location of such easement. When doing emergency repairs after storm damage access shall be only where communications lines already exist.*

3. *When an illegal trespass is reported to any Verizon employee or contractor, the work in progress shall be immediately stopped and the property owner shall be contacted by a Verizon Corporate Officer within twenty-four hours to arrange for immediate redress.*

4. *Once each year Verizon shall compile and send to all shareholders a report describing the Company's policies for preventing and handling illegal trespass incidents. The report shall also include in statistical/tabular form the types of trespasses, remedial actions taken, and comparisons with the previous year's number and type of trespasses.*

Verizon believes that the Proposal may be properly omitted from its 2008 proxy materials on the following grounds, each of which is discussed in detail below:

- The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Verizon's ordinary business operations; and

- The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal relates to a personal grievance against the Company and is designed to further a personal interest, which is not shared by other shareholders at large.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2008 proxy materials.

II. Bases for Excluding the Proposal.

A. Verizon May Exclude the Proposal under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Verizon's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the matter covered by the Proposal – compliance with applicable laws in connection with installation and repair work performed by the Company's employees and contractors -- falls squarely within the scope of Verizon's day-to-day business operations.

The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies, customer relations and legal compliance programs may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., *Ford Motor Company* (March 19, 2007) (proposal requiring appointment of independent legal advisory commission to investigate alleged violations of law); *The AES Corporation* (January 9, 2007) (proposal to create board committee to monitor compliance with applicable laws); *H&R Block Inc.* (August 1, 2006) (proposal sought implementation of legal compliance program with respect to lending policies); *ConocoPhillips* (February 23, 2006) (proposal requesting board report on all potential legal liabilities alleged by proponent to have been omitted from a merger prospectus); *Halliburton Company* (March 10, 2006) (proposal requesting board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); *Monsanto Corp.* (November 3, 2005) (proposal seeking board oversight of compliance with code of ethics and applicable federal, state and local rules and regulations); *Associates First Capital Corporation* (February 23, 1999) (proposal requested that Board monitor and report on legal compliance of lending practices); *Chrysler Corp.* (February 18, 1998) (proposal requesting that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); and *Citicorp* (January 9, 1998) (proposal sought to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities).

The development and implementation of policies and procedures to ensure compliance with applicable law when employees and contractors access customer premises or cross private property is an integral part of Verizon's day-to-day business operations. Verizon is one of the nation's largest telecommunications carriers, delivering a wide variety of wireline and wireless communication services to individual consumers, businesses, government and wholesale customers. With operations in multiple states and jurisdictions, Verizon's management is in the best position to determine what policies and procedures are necessary to ensure compliance with applicable legal and regulatory requirements. The Proposal impermissibly seeks to subject this complex aspect of Verizon's business operations to shareholder oversight.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2008 proxy materials because it deals with matters relating to Verizon's ordinary business operations.

B. Verizon May Exclude the Proposal under Rule 14a-8(i)(4), Because It Relates to a Personal Grievance or Special Interest, Which Is Not Shared by Shareholders At Large

Under Rule 14a-8(i)(4), a company may omit a shareholder proposal from its proxy materials if the proposal relates to the redress of a personal claim or grievance, or if it is designed to further a personal interest not shared by the other shareholders. Verizon believes that the Proponent submitted the Proposal solely as a means of redressing a complaint arising from a single incident in which a Verizon contractor mistakenly placed cable on the Proponent's property in the course of installing lines in a multi-unit dwelling. Although remedial action was taken promptly, the Proponent apparently was not satisfied.

The Staff has consistently permitted the exclusion of proposals which use broad terms in order to appear to represent the general interests of shareholders when, in fact, such proposals seek to redress a personal grievance or to advance a special interest. See, e.g., *The Dow Chemical Company* (March 5, 2003) (proposal that board investigate the alleged use of certain chemicals manufactured by the company as grain fumigants used to seek redress for alleged injury); *Sara Lee Corp.* (August 10, 2001) (proposal regarding approval of payments used to address personal grievance regarding the cessation of a portion of the company's business);); *KeyCorp* (February 22, 2001) (proposal regarding disclosure of fund performance used to address litigation regarding the final accounting of the company's funds); *Burlington Northern Santa Fe Corp.* (February 1, 2001) (proposals regarding executive compensation and employment issues used to address employment dispute); *Unocal Corp.* (March 30, 2000) (proposals regarding environmental issues used to address remediation cost dispute); and *Union Pacific Corp.* (January 31, 2000) (proposal regarding pension plan used to address dispute related to benefits payable to proponent*); Station Casinos, Inc.* (October 15, 1997)(proposal to maintain liability insurance excludable as a personal grievance when brought by attorney of a guest at the company's casino who filed suit to recover damages from alleged theft that occurred at casino).

Verizon believes that the Proposal provides no benefits that would "be shared by the other shareholders at large" because, like many public companies, Verizon already has policies and procedures in place designed to ensure compliance with laws, rules and regulations. The Proposal will not yield any benefit to the shareholders at large because the proposed policies would simply be duplicative of those that have already been established.

Rule 14a-8(i)(4) is designed to prevent shareholders from using the proposal process to redress a personal grievance or to further a special interest rather than an interest shared by other shareholders. (See Securities Exchange Act Release No. 34-20091, August 16, 1983.) To prevent the Proponent from using his Proposal as a means of addressing a grievance unrelated to those of other shareholders, the Company believes that the Proposal should be omitted pursuant to Rule 14a-8(i)(4).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2008 proxy materials (1) under Rule 14a-8(i)(7) because it deals with matters relating to Verizon's ordinary business operations, and (2) under Rule 14a-8(i)(4) because the it relates to a personal grievance or special interest. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2008 proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Robert H. Calves
P.O. Box 967
Urbanna, VA 23175

EXHIBIT "A"

Robert H. Calves
PO Box 967
Urbanna, VA 23175

November 13, 2007
Via: Certified Mail, Return Receipt

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, New York 10007

Subject: Annual Meeting Shareholder Proposal

Gentlemen:

I am the registered owner (and have owned for over one year) of 545 shares of Verizon common stock and I intend to retain ownership of these shares beyond the 2008 Annual Meeting.

Attached is a Shareholder Proposal that I request to be included in the Proxy Statement and on the Proxy Card for the up-coming 2008 Annual Meeting. I (or my representative) expect to attend the meeting to present the proposal.

Sincerely,

Robert H. Calves

Robert H. Calves

Robert H. Calves, PO Box 967, Urbanna, Virginia 23175, owner of 545 shares of the Company's common stock proposes the following:

PRIVATE PROPERTY TRESPASS

Whereas: To operate its business it is necessary for Verizon and/or its contractors to install communications lines over, on, or under private property, and

Whereas: Mistakes are occasionally made wherein there is trespass on private property when the property owner has not ordered any Verizon services and where there are no easements permitting the installation of Verizon communications lines, and

Whereas: Such illegal trespass actions can cause affected property owners to spread ill will which besmirches and tarnishes Verizon's good name and image in the community, and

Whereas: Such illegal trespass actions can cause property damage and lead to legal actions against Verizon

Be It Resolved: That the Board of Directors adopts the following policies:

1. Verizon and/or its contractors will not access any private property without first researching in the official local land records the ownership of the property and contacting the owner at least forth-eight hours in advance.

2. Unless the property owner has ordered Verizon service and that fact has been verified, Verizon and/or its contractors will not cross any private property without having first established a legal easement and without using land surveying to mark and establish the location of such easement. When doing emergency repairs after storm damage access shall be only where communications lines already exist.

3. When an illegal trespass is reported to any Verizon employee or contractor, the work in progress shall be immediately stopped and the property owner shall be contacted by a Verizon Corporate Officer within twenty-four hours to arrange for immediate redress.

4. Once each year Verizon shall compile and send to all shareholders a report describing the Company's policies for preventing and handling illegal trespass incidents. The report shall also include in statistical/tabular form the types of trespasses, remedial actions taken, and comparisons with the previous year's number and type of trespasses.

Robert H. Calves
PO Box 967
Urbanna, VA 23175

RECEIVED
2007 DEC 27 PM 4:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 17, 2007
Via: Express Mail

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Verizon Communications Inc. 2008 Annual Meeting
Shareholder Proposal of Robert H. Calves

Ladies and Gentlemen:

This letter is in response to the attached letter to you from Verizon Communications, Inc. I have enclosed six copies of this letter with its attachment.

As per the copy of Verizon's letter attached Verizon attempts to exclude my shareholder proposal for two reasons. I believe that the proposal has merit and the legal basis for inclusion as stated herein:

First, Verizon believes that the proposal should be excluded under Rule 14a-8(i)(7) because they claim it deals with a matter relating to ordinary business operations. I believe otherwise. The matter deals with corporate policies concerning Verizon Communications, Inc. governance in dealing with the general public and the communities wherein it operates. My proposal is no different than other shareholders' proposals concerning corporate policies about general community issues such as environmental, reporting charitable contributions, etc. My proposal makes no mention of local laws or with compliance of local laws.

Second, Verizon says that the proposal should be excluded under Rule 14a-8(i)(4) because it relates to a special interest and not shared by shareholders at large. This is not true. Verizon's public actions and the image created in the communities it serves are important to all shareholders as these affect the financial success of the company and the value of the investment made by the shareholders.

Verizon says that:

> "...the Proponent submitted the Proposal solely as a means of redressing a complaint arising from a single incident in which a Verizon contractor mistakenly placed cable on the Proponent's property in the course of installing lines in a multi-unit dwelling. Although remedial action was taken promptly, the Proponent apparently was not satisfied."

This statement by Verizon in the attached letter contains inaccuracies. First my proposal is not motivated by just a single incident, but rather it is motivated to improve Verizon's image in the public community at large and thus to improve the financial return for stockholders at large.

Next, there are no multi-unit dwellings where I live; all homes are single family privately owned homes on their own private lots. Prompt remedial action was never taken. This inaccurate statement by Verizon is an indication of their bad community relations and my proposal is presented as a means to improve Verizon's image in the community for the good of all shareholders.

Towards the end of the attached letter Verizon says that it believes that the proposal

> "...provides no benefits that would 'be shared by the other shareholders at large' because, like many public companies, Verizon already has policies and procedures in place designed to insure compliance with laws, rules and regulations. The Proposal will not yield any benefit to the shareholders at large because the proposed policies would simply be duplicative of those that have already been established."

My proposed policies are not duplicative. My shareholder proposal has four items: researching land records and notifying property owners, verifying service orders and property easements, stopping work when mistakes are made, and reporting to shareholders. Verizon currently does not have any effective polices in place addressing these issues, and my proposals make no mention of compliance with laws, rules and regulations.

My proposal will benefit the shareholders at large by improving community relations and image to improve Verizon's business and the financial return to shareholders at large.

I respectfully request the inclusion of my proposal in the Verizon 2008 Annual Meeting.

Very truly yours,

Robert H. Gilson

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 14, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2008 Annual Meeting
Shareholder Proposal of Robert H. Calves

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Robert H. Calves (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2008 proxy materials.

I. Introduction.

On November 15, 2007, Verizon received a letter from the Proponent containing the following proposal:

Be It Resolved: *That the Board of Directors adopts the following policies:*

1. *Verizon and/or its contractors will not access any private property without first researching in the official local land records the ownership of the property and contacting the owner at least forty-eight hours in advance.*

2. *Unless the property owner has ordered Verizon service and that fact has been verified, Verizon and/or its contractors will not cross any private property without having first established a legal easement and without using land surveying to mark and establish the location of such easement. When doing emergency repairs after storm damage access shall be only where communications lines already exist.*

3. *When an illegal trespass is reported to any Verizon employee or contractor, the work in progress shall be immediately stopped and the property owner shall be contacted by a Verizon Corporate Officer within twenty-four hours to arrange for immediate redress.*

4. *Once each year Verizon shall compile and send to all shareholders a report describing the Company's policies for preventing and handling illegal trespass incidents. The report shall also include in statistical/tabular form the types of trespasses, remedial actions taken, and comparisons with the previous year's number and type of trespasses.*

Verizon believes that the Proposal may be properly omitted from its 2008 proxy materials on the following grounds, each of which is discussed in detail below:

- The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Verizon's ordinary business operations; and

- The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal relates to a personal grievance against the Company and is designed to further a personal interest, which is not shared by other shareholders at large.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2008 proxy materials.

II. Bases for Excluding the Proposal.

A. Verizon May Exclude the Proposal under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Verizon's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the matter covered by the Proposal – compliance with applicable laws in connection with installation and repair work performed by the Company's employees and contractors – falls squarely within the scope of Verizon's day-to-day business operations.

The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies, customer relations and legal compliance programs may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., *Ford Motor Company* (March 19, 2007) (proposal requiring appointment of independent legal advisory commission to investigate alleged violations of law); *The AES Corporation* (January 9, 2007) (proposal to create board committee to monitor compliance with applicable laws); *H&R Block Inc.* (August 1, 2006) (proposal sought implementation of legal compliance program with respect to lending policies); *ConocoPhillips* (February 23, 2006) (proposal requesting board report on all potential legal liabilities alleged by proponent to have been omitted from a merger prospectus); *Halliburton Company* (March 10, 2006) (proposal requesting board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); *Monsanto Corp.* (November 3, 2005) (proposal seeking board oversight of compliance with code of ethics and applicable federal, state and local rules and regulations); *Associates First Capital Corporation* (February 23, 1999) (proposal requested that Board monitor and report on legal compliance of lending practices); *Chrysler Corp.* (February 18, 1998) (proposal requesting that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); and *Citicorp* (January 9, 1998) (proposal sought to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities).

The development and implementation of policies and procedures to ensure compliance with applicable law when employees and contractors access customer premises or cross private property is an integral part of Verizon's day-to-day business operations. Verizon is one of the nation's largest telecommunications carriers, delivering a wide variety of wireline and wireless communication services to individual consumers, businesses, government and wholesale customers. With operations in multiple states and jurisdictions, Verizon's management is in the best position to determine what policies and procedures are necessary to ensure compliance with applicable legal and regulatory requirements. The Proposal impermissibly seeks to subject this complex aspect of Verizon's business operations to shareholder oversight.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2008 proxy materials because it deals with matters relating to Verizon's ordinary business operations.

B. Verizon May Exclude the Proposal under Rule 14a-8(i)(4), Because It Relates to a Personal Grievance or Special Interest, Which Is Not Shared by Shareholders At Large

Under Rule 14a-8(i)(4), a company may omit a shareholder proposal from its proxy materials if the proposal relates to the redress of a personal claim or grievance, or if it is designed to further a personal interest not shared by the other shareholders. Verizon believes that the Proponent submitted the Proposal solely as a means of redressing a complaint arising from a single incident in which a Verizon contractor mistakenly placed cable on the Proponent's property in the course of installing lines in a multi-unit dwelling. Although remedial action was taken promptly, the Proponent apparently was not satisfied.

The Staff has consistently permitted the exclusion of proposals which use broad terms in order to appear to represent the general interests of shareholders when, in fact, such proposals seek to redress a personal grievance or to advance a special interest. See, e.g., *The Dow Chemical Company* (March 5, 2003) (proposal that board investigate the alleged use of certain chemicals manufactured by the company as grain fumigants used to seek redress for alleged injury); *Sara Lee Corp.* (August 10, 2001) (proposal regarding approval of payments used to address personal grievance regarding the cessation of a portion of the company's business);); *KeyCorp* (February 22, 2001) (proposal regarding disclosure of fund performance used to address litigation regarding the final accounting of the company's funds); *Burlington Northern Santa Fe Corp.* (February 1, 2001) (proposals regarding executive compensation and employment issues used to address employment dispute); *Unocal Corp.* (March 30, 2000) (proposals regarding environmental issues used to address remediation cost dispute); and *Union Pacific Corp.* (January 31, 2000) (proposal regarding pension plan used to address dispute related to benefits payable to proponent*); Station Casinos, Inc.* (October 15, 1997)(proposal to maintain liability insurance excludable as a personal grievance when brought by attorney of a guest at the company's casino who filed suit to recover damages from alleged theft that occurred at casino).

Verizon believes that the Proposal provides no benefits that would "be shared by the other shareholders at large" because, like many public companies, Verizon already has policies and procedures in place designed to ensure compliance with laws, rules and regulations. The Proposal will not yield any benefit to the shareholders at large because the proposed policies would simply be duplicative of those that have already been established.

Rule 14a-8(i)(4) is designed to prevent shareholders from using the proposal process to redress a personal grievance or to further a special interest rather than an interest shared by other shareholders. (See Securities Exchange Act Release No. 34-20091, August 16, 1983.) To prevent the Proponent from using his Proposal as a means of addressing a grievance unrelated to those of other shareholders, the Company believes that the Proposal should be omitted pursuant to Rule 14a-8(i)(4).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2008 proxy materials (1) under Rule 14a-8(i)(7) because it deals with matters relating to Verizon's ordinary business operations, and (2) under Rule 14a-8(i)(4) because the it relates to a personal grievance or special interest. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2008 proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Robert H. Calves
P.O. Box 967
Urbanna, VA 23175

EXHIBIT "A"

Robert H. Calves
PO Box 967
Urbanna, VA 23175

November 13, 2007
Via: Certified Mail, Return Receipt

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, New York 10007

Subject: Annual Meeting Shareholder Proposal

Gentlemen:

I am the registered owner (and have owned for over one year) of 545 shares of Verizon common stock and I intend to retain ownership of these shares beyond the 2008 Annual Meeting.

Attached is a Shareholder Proposal that I request to be included in the Proxy Statement and on the Proxy Card for the up-coming 2008 Annual Meeting. I (or my representative) expect to attend the meeting to present the proposal.

Sincerely,

Robert H. Calves

Robert H. Calves

Robert H. Calves, PO Box 967, Urbanna, Virginia 23175, owner of 545 shares of the Company's common stock proposes the following:

PRIVATE PROPERTY TRESPASS

Whereas: To operate its business it is necessary for Verizon and/or its contractors to install communications lines over, on, or under private property, and

Whereas: Mistakes are occasionally made wherein there is trespass on private property when the property owner has not ordered any Verizon services and where there are no easements permitting the installation of Verizon communications lines, and

Whereas: Such illegal trespass actions can cause affected property owners to spread ill will which besmirches and tarnishes Verizon's good name and image in the community, and

Whereas: Such illegal trespass actions can cause property damage and lead to legal actions against Verizon

Be It Resolved: That the Board of Directors adopts the following policies:

1. Verizon and/or its contractors will not access any private property without first researching in the official local land records the ownership of the property and contacting the owner at least forth-eight hours in advance.

2. Unless the property owner has ordered Verizon service and that fact has been verified, Verizon and/or its contractors will not cross any private property without having first established a legal easement and without using land surveying to mark and establish the location of such easement. When doing emergency repairs after storm damage access shall be only where communications lines already exist.

3. When an illegal trespass is reported to any Verizon employee or contractor, the work in progress shall be immediately stopped and the property owner shall be contacted by a Verizon Corporate Officer within twenty-four hours to arrange for immediate redress.

4. Once each year Verizon shall compile and send to all shareholders a report describing the Company's policies for preventing and handling illegal trespass incidents. The report shall also include in statistical/tabular form the types of trespasses, remedial actions taken, and comparisons with the previous year's number and type of trespasses.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 14, 2007

The proposal provides that the board should adopt policies to ensure that Verizon and/or its contractors do not engage in illegal trespass actions, including by researching official land records and establishing easements, and prepare a report to shareholders describing Verizon's policies for preventing and handling illegal trespassing incidents.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations (i.e., general legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Song Brandon
Attorney-Adviser

END